CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For April 30th 2008

CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)
Level 39
Tower I, Metroplaza
No. 223 Hing Fong Road
Kwai Chung
New Territories
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated April 30th 2008 relating to the signing of a Consortium Agreement by the Company, Singapore’s MobileOne Ltd. and StarHub Ltd. on April 30th 2008 in connection with the joint formation of a consortium for the purpose of submitting a bid that will meet all the criteria for the Infocomm Development Authority of Singapore’s Request-for-Proposal for the Network Company.

SIGNATURE
Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED
By:	/s/ Lai Ni Quiaque
	Name:	Lai Ni Quiaque
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: April 30th, 2008

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)
CONSORTIUM AGREEMENT
This announcement is made pursuant to Rule 13.09 of the Listing Rules.
Reference is made to the announcement of the Company dated 25 March 2008 in relation to the Memorandum of Undertaking.
The Board is pleased to announce that on 30 April 2008, the Company entered into a consortium agreement with Singapore’s MobileOne Ltd. and StarHub Ltd. jointly to form a consortium, namely Infinity Consortium, for the purpose of submitting a bid to build Singapore’s Next Generation National Broadband Network that will meet all the criteria for the Infocomm Development Authority of Singapore’s Request-for-Proposal for the Network Company.
Shareholders of the Company and /or investors should note that the Proposed Bid may or may not materialized, accordingly, shareholders of the Company and/or investors are advised to exercise caution when dealing in the Company’s shares.
This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).
Reference is made to the announcement of City Telecom (H.K.) Limited (the “Company”) dated 25 March 2008 in relation to the Memorandum of Undertaking.

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The board of directors (the “Board”) of the Company is pleased to announce that on 30 April 2008, the Company entered into a consortium agreement with Singapore’s MobileOne Ltd. and StarHub Ltd. jointly to form a consortium, namely Infinity Consortium, to design, build and operate the passive infrastructure network capable of delivering ultra high broadband speeds for Singapore. Infinity Consortium is on track to submit its bid on 5 May 2008 in response to the Infocomm Development Authority of Singapore’s Request-for-Proposal for the Network Company (the “Proposed Bid”).
Singapore’s Next Generation National Broadband Network is part of Singapore’s Next Generation National Infocomm Infrastructure (Next Gen NII), formed to entrench Singapore’s Infocomm hub status and open the doors to new business and social growth for the country. Next Gen NII comprises complementary wired and wireless networks to ensure Singaporeans enjoy seamless connectivity.
If the Proposed Bid is materialized and awarded, it may constitute a notifiable transaction on the part of the Company. Further announcement(s) in respect of the Proposed Bid will be made by the Company in compliance with the Listing Rules in the event that any formal agreement has been signed.
Shareholders of the Company and/or investors should note that the Proposed Bid may or may not materialized, accordingly, shareholders of the Company and/or investors are advised to exercise caution when dealing in the Company’s shares.

By Order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer and
Company Secretary
Hong Kong, 30 April 2008
As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

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